9110 Irvine Center Drive Irvine, California 92618 T: 949.752.1100 F: 949.752.1144	Law Offices of	Christopher A. Wilson C: 949.922.8268 E: cwilson@whp-law.com
Wilson, Haglund & Paulsen, P.C.

December 28, 2011

BY FIRST CLASS MAIL AND

FACSIMILE  (202) 772-9185

Division of Corporation Finance

Tanya Aldave,Esq., Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Loran Connection Corp

Requested changes to Preliminary Schedule 14C

Dear Ms. Aldave:

On behalf of Loran Connection Corp (the “Company”) we are responding to your verbal comments on the Company’s Preliminary Schedule 14C that each proposed change to the Articles of Incorporation be separated as individual enumerated proposals.  We have made the requested changes (see attached copy marked to show all changes) and have filed a revised Preliminary Schedule 14C with the Securities and Exchange Commission.

Please contact or send any correspondence regarding the Preliminary Schedule 14C revisions to the undersigned at the address and phone/fax number appearing on the letterhead.

Very truly yours,

/s/ Christopher A. Wilson, Esq.

Christopher A. Wilson, Esq.